Exhibit 99.83

Date: News Release: Ticker Symbols:	April 21, 2025 25-11 TSXV: MOON; OTCQX: BMOOF

BLUE MOON METALS APPOINTS BOI LINH DOIG AS VICE-PRESIDENT, MINING

TORONTO, Ontario – April 21, 2025 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; OTCQX: BMOOF), is pleased to announce the appointment of Boi Linh Doig as Vice-President, Mining, as it continues to build out its management team to support the Company's continued growth in the development of its three polymetallic brownfield projects.

"We are delighted to welcome Boi Linh to our team,” said Christian Kargl-Simard, CEO of Blue Moon. “With her solid experience in underground mining within the challenging Red Lake Gold Camp over the last 20 years, she brings extensive expertise in both operational leadership and strategic mine planning and will be pivotal in the advancement of all three underground development projects.”

Mrs. Doig has over 20 years of underground experience in the mining industry. Most recently, she served as Principal Projects Engineer at Evolution Mining – Red Lake Operations, where she led a team in delivering several key projects resulting in significant cost savings and operational improvements. She has previously held several leadership roles, including Chief Mine Engineer with Newmont Goldcorp’s Red Lake Gold Mines, and Engineering Team Leader with Goldcorp at Musselwhite Mine. Throughout her career, she has demonstrated exceptional skills in managing multi-disciplinary engineering teams, optimizing mine operations, driving strategic initiatives, and executing projects that enhance safety, efficiency, and productivity. Mrs. Doig holds a Bachelor of Applied Sciences in Mineral Engineering from the University of Toronto and is a licensed Professional Engineer with Professional Engineers of Ontario.

The Company has awarded a total of 25,000 restricted share units under the Company’s share compensation plan to an officer of the Company. The restricted share units will vest annually over a three-year period from the award date. The Company also granted a total of 60,000 incentive stock options under the Company’s share compensation plan to officers and employees of the Company with an exercise price of C$4.10 per stock option and are exercisable for a period of five years from date of grant and vesting over three years.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States and the NSG copper-zinc-gold-silver project in Norway. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Date: News Release: Ticker Symbols:	April 21, 2025 25-11 TSXV: MOON; OTCQX: BMOOF

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the Project and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.